Exhibit 99.(c)(7)

Operating Assumptions

Chariot Financial Summary

							Projected twelve months ended October 31,
($in 000's, except per share)
	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Days Sales in Receivables							15.0	15.0	15.0	15.0	15.0	15.0
Days COGS in Inventory							56.9	56.9	56.9	56.9	56.9	56.9
Days COGS in Payables							26.0	26.0	26.0	26.0	26.0	26.0
Minimum Cash at Year-End							$0	$0	$0	$0	$0	$0

Capital Expenditures							2,000	2,000	2,000	2,000	2,000	2,000
Depreciation	2400	2682	2919	2816	2630	2640	3482	3625	3768	3911	4053	4196
Amortization of Restrcited St	168	417	606	690	690	753	435	405	335	195	103	0
Dividends Per Share	0.10	0.18	0.14	0.12	0.12	0.14	0.16	0.16	0.16	0.16	0.16	0.16
Nonrecurring Items—38% Tax Rate Assumed	0	0	0	0	0	289	(1,302)	0	0	0	0	0